Valuation for Tender Offer Evaluation   Addendum II
               versus Valuation for other Purposes    Page 1 of 4


Discounts -

In our valuation report we provide a valuation estimate which recognizes that the Company has received an unsolicited tender offer. This valuation estimate differs from an estimate of the value per share in the absence of such an offer. This difference is represented by a "control premium" which quantifies the potential to an individual or group of investors of having the ability to exercise the prerogatives of control, which include appointing management, acquiring or liquidating assets, changing the articles of incorporation or bylaws and liquidating, dissolving, selling out or recapitalizing the Company. We have determined that this benefit of control justifies a premium of 30% as discussed in the 'Control Premiums and Marketability Discounts' section of our report.

We also believe that in the absence of the tender offer, a minority discount would be appropriate. The minority discount is essentially the opposite or reverse (absence) of the control premium. A control premium of 30% would be equivalent to a minority discount of 23% (30% divided by 130%).

There has not been an active market in the Company's shares (one cannot contact a stockbroker or the Company and readily sell or buy shares in the Company). This lack of marketability further reduces the value of the individual shares. In a tender offer situation, a marketability discount is not appropriate, because a ready and willing buyer (Brownfield group) has identified itself. However, in the absence of this tender offer and in the absence of Board action to establish a market for the shares, we believe that a marketability discount of 35% would be appropriate. If the Board takes actions to establish a market, and the Company continued operations, the need for a marketability discount might be reduced or eliminated. However, a minority discount would still be appropriate in such a situation.

Furthermore, the restriction on accumulating more than 1.2% of the company's stock by any one shareholder may further act to hold down the value per share. This restriction has served the purpose of keeping a broad range of community ownership, in keeping with the Company's purpose, but limits anyone selling Company stock to buyers who do not already own the maximum number of shares allowed.

This restriction also reduces the potential for an individual or group of individuals to "bid up" the price of the shares in an attempt to acquire either outright ownership, control, or Board representation. We believe that an additional discount of 25% is appropriate to recognize this factor as a value "inhibitor".

Our estimate of value of the overall company for purposes of evaluating the reasonableness of the tender offer is $3,900,000, or $283 per share.


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
              Valuation for Tender Offer Evaluation   Addendum II
               versus Valuation for other Purposes    Page 2 of 4



To estimate the per share value of the Company's common stock in the absence of (1) the tender offer for control of the Company, (2) an active trading market and (3) with the existing restrictions on stock ownership, we apply the above discounts as follows:

     Value for evaluation of tender offer, per share
      (value in sale or "merger & acquisition" setting) $283

     Less - 23% minority interest discount (to reverse
       effect of 30% control premium)                   (65)

     Value of stock, if actively trading, in
       absence of tender offer or other actions
       to sell the Company                              218

     Less - 35% marketability discount                  (76)


     Value of stock, in absence of active trading
       market, and in absence of tender offer or
       other actions to sell the Company                142

     Less 25% discount for restrictive stock ownership
       covenants in Articles of Incorporation           (36)


     Value of stock, with current restrictions,
       in absence of tender offer or other actions
       to sell the company                             $106

It should be noted that the 23% minority interest discount, the 35% marketability discount and the 25% discount for restrictions on stock ownership are not "additive", which would result in a combined discount of 83%. Rather, these discounts are taken sequentially, which results in a combined discount of approximately 63%.

The $106 per share amount would correlate to an 'Owners value', "the value of an asset to its current owner, given the owner's current use of the asset and current resources and capabilities for economically exploiting the asset; this standard does not necessarily contemplate a sale transaction." (Pratt, 3rd Edition, page 544).

              Valuation for Tender Offer Evaluation   Addendum II
               versus Valuation for other Purposes    Page 3 of 4



The obvious question that might arise is why have the shares been trading in the $18 to $25 per share range rather than in a range which includes $106 per share? We do not have the answer to that question but can speculate that the stock's "par" value of $25 per share, the dividend rate of $1 per share in recent years and the limited number of shares that any individual can own may all be contributing factors to the stock trading at the level that it has.




Adequacy of Dividends -

We believe that it is not appropriate to look at dividends as the only indication of value of the Company's stock. For example, if the $1 per share annual dividend paid in recent years was considered a return on investment of 5%, this would equate to a per share value of approximately $20 (which may be indicative of how certain sales of stock were valued).

In a growing company, a large portion of earnings is typically retained to fund internal growth (i.e. the necessary increases in working capital and property, plant and equipment). Furthermore, investors in common stocks typically look to capital appreciation as a significant portion of the investment return they will ultimately realize. Composite statistics for the grocery store industry (compiled by Value Line, May 17, 1996) indicate that dividends as a percentage of net profit have been approximately 25% in recent years, and Value Line estimates that this percentage will be 23% in the 1999 - 2001 timeframe. The average annual "dividend yield" (dividends as a percentage of stock price) have ranged from 1.5% to 2.3% in recent years and is expected to be 1.5% in the 1999
- - 2001 timeframe. Investors accept dividend yields at these levels because they expect a portion of their investment return in the form of capital gains (increases in price per share).

As an example, if the Company was to pay out $1 per share in dividends, and this represented approximately a quarter of its earnings, this would support a per share value of about $67 (using a 1.5% dividend yield rate). However, the Company's earnings have been significantly greater than $4 per share and the Company has retained the majority of its earnings for growth and to pay off debt incurred to acquire property and equipment, and make improvements to its stores.

              Valuation for Tender Offer Evaluation   Addendum II
               versus Valuation for other Purposes    Page 4 of 4




Earnings per share ranged from $15.94 to $30.88 between fiscal 1991 and fiscal 1995 (see Exhibit 3 to our report). If the Company's earnings were no better than $16 per share in future years, and dividends of 25% of earnings were paid, this would result in annual dividends of $4 per share. If the Company paid annual dividends of $4 per share and a dividend yield of 1.5% was considered appropriate, this would equate to a stock price of $267, based on industry average dividend payment and dividend yield rates. As discussed in our report, the Company would likely be valued at somewhat less than the industry averages as most of the entities in the supermarket business are larger and serve wider geographic market areas ("equivalent" unrestricted actively trading value of the Company's stock based on methods used to value the Company is $218).

We believe the Board could take steps to enhance the value and liquidity (marketability) of its common stock, such as paying out additional dividends, periodically repurchasing a portion of the shares based on some formula for estimating share value, and perhaps taking steps to establish a more active trading market for the stock.